Via Facsimile and U.S. Mail
Mail Stop 6010

February 23, 2007

Mr. Andrew A. Stevens
Vice President and Chief Financial Officer
Zila, Inc
5227 North 7th Street
Phoenix, AZ 85014-2800

Re: **Zila, Inc.**
        Form 10-K for the Fiscal Year Ended July 31, 2006
        Filed October 10, 2006
        Form 10-Q for the Period Ended October 31, 2006
        Filed December 7, 2006
        File No. 000-17521

Dear Mr. Stevens:

        We have reviewed your filings and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended July 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 24

EBITDA, page 39

   1. We note your discussion and presentation of the non-GAAP financial measure in
      this section of EBITDA. You do not disclose the substantive ways that

management uses these measures nor how the measures provide useful
information to investors regarding the Registrant's financial condition and results
of operations. Please refer to Questions 8 and 9 of *"Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures"* on our website
www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm which supply additional
substantive disclosures that are necessary to justify inclusion of the non-GAAP
measures in an SEC filing. Please provide, in disclosure-type format, a more
compelling argument as to why this is appropriate or delete the non-GAAP
financial measures from your filing.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

5. Intangible Assets, page F-16

2. Please provide to us in disclosure type format a discussion of the weighted
average amortization period by each major class of intangible asset. Refer to
paragraph 44(a)(3) of SFAS 142.

11. Convertible Preferred Stock, page F-26

3. Please provide to us in disclosure type format a discussion of any liquidation
preference that is associated with these preferred share. Also explain to us why
you did not include the liquidation preference on the face of the financial
statements. Refer to paragraph 6 of SFAS 129.

Form 10-Q for the Period Ended October 31, 2006

Consolidated Balance Sheets, page 3

4. Please tell us why you did not segregate the balance sheet items of the
discontinued segments from those of the operating segments in the financial
information for July 31, 2006. Refer to paragraph 46 of SAFS 144.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provide the requested information. Detailed letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required

under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant